FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 31, 2014

FAIRFAX SIGNS AGREEMENT TO ACQUIRE
GENERAL INSURANCE BUSINESS OF SRI LANKAN INSURER

Fairfax Financial Holdings Limited (“Fairfax”) (TSX:FFH and FFH.U) today announced the signing of a share purchase agreement by its wholly-owned subsidiary, Fairfax Asia Limited (“Fairfax Asia”), to acquire 78% of the general insurance business of Union Assurance PLC (“Union Assurance”), a Sri Lankan insurer.  The transaction is subject to customary closing conditions, including the successful completion of due diligence along with regulatory and court approvals, and is expected to close by the first quarter of 2015.

Union Assurance, based in Colombo, Sri Lanka, is one of the largest life and general insurers in Sri Lanka with approximately US$41.4 million in gross written premiums in 2013 for its general insurance business.  On closing, the general insurance business of Union Assurance will join the Fairfax Asia group under the leadership of its CEO, Ramaswamy Athappan.

“We are excited to have the general insurance business of Union Assurance join Fairfax and we look forward to being partners with John Keells Holdings in Sri Lanka,” said Prem Watsa, Chairman and CEO of Fairfax.  “The general insurance business of Union Assurance is a market leader in the Sri Lankan insurance sector and this is a great opportunity for us to expand our operations in the region.”

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                    John Varnell, Vice President, Corporate Development,
at (416) 367-4941

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946